September 7, 2005

J. Jeremy Barbera
Chief Executive Officer
MSGI Security Solutions, Inc.
575 Madison Ave.
New York, NY 10022

      RE: MSGI Security Solutions, Inc.
             Registration Statement on Form S-3
             Amendment No. 1 filed August 31, 2005
             File No. 333-127095

Dear Mr. Barbera:

This is to advise you that we have limited our review of your filing to the terms of your pending transaction.

Incorporation by Reference, page 25

1.   Please amend your S-3 to incorporate by reference the amended 8-K filed 8/31/05 since your registration statement currently incorporates only Exchange Act filings filed *after the date of the prospectus* and prior to the termination of the offering. Refer to paragraph H. 69 of the Division's Manual of Publicly Available Telephone Interpretations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions should be directed to Charito A. Mittelman, Attorney-Advisor, at (202) 551-3402.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Shiobhan Keegan, Esq. (*via facsimile*)